Edit Profile Watch this investment opportunity Share

Quick bite

THE BRONX BURGER CO.

Comfort Food Restaurant

BRONX, NY 10458 View Website

Coming Soon Connect with us

Profile **Data Room** **Discussion**

This is a preview. It will become public when you start accepting investment.

Early Investor Bonus: The investment multiple is increased to 1.8× for the next $50,000 invested.

This is a preview. It will become public when you start accepting investment.

THE PITCH

THE BRONX BURGER CO. is seeking investment to open their first brick & mortar location.

This is a preview. It will become public when you start accepting investment.

QUALITY INGREDIENTS

It starts with the right ingredients. Just as you cannot build a beautiful home with broken windows, a wholesome menu is crafted using on the best ingredients.

No hormones or antibiotics, non-GMO, and organic whenever possible

No artificial colors or additives

Using ingredients with nutrients that are free of neurotoxins

This is a preview. It will become public when you start accepting investment.

GROWTH STRATEGY

While growth is the primary goal of any QSR concept, that growth must be done strategically as to alleviate the problems that inevitably arise when an imperfect concept is scaled beyond its' readiness. Once we streamline and perfect the operation, we'll grow outward from NYC.


Phase 1
New York City
Phase 2
NEW JERSEY
CONNECTICUT
Phase 3
Boston/D.C./Philly/
Dallas/Houston/San Antonio
Charlotte
Phase 4
Los Angeles/San Francisco/San Diego
Las Vegas/Denver/Phoenix
International:
Latin America/EUROPE
Ratio of Corporate Owned : Franchise Owned
CORPORATE
100%
CORPORATE
70%
30%
FRANCHISE
CORPORATE
50%
50%
FRANCHISE
CORPORATE
30%
70%
FRANCHISE

Phase 1- New York City

THE BRONX BURGER CO. is not accepting investment.

View investment opportunities on Mainvest

Phase 3: Boston/ D.C./Philly/Dallas/Houston/San Antonio/Charlotte

Phase 4: LA/ San Francisco/ San Diego/Las Vegas/Denver/Phoenix

International: Latin America/Europe

This is a preview. It will become public when you start accepting investment.

TARGET MARKET

23% of millenials say they eat at fast casual restaurants regularly. Let's look at some key factors for connecting with this important demographic.



The largest generation by number in US history, Millennials are more than 80 million strong — outnumbering Gen-X almost 3:1.

Transparency squarely aligns with Millennial's desire for openness and self-exposure.They invite others into their private like unlike any generation before. As such, they value brands that do the same.

Millennials are especially wary of unapologetic, flashy self-promotion — both in brands and people.

This is a preview. It will become public when you start accepting investment.

PRESS

Bronx Night Market Brings Great Food, Music and Programming to Local Community

Bronx Night Market showcases local food vendors and businesses at its weekly event. The market will remain open every Saturday nig

Bronx Night Market is back with global bites to tickle your taste buds

Forget Yankee Stadium and the New York Botanical Garden — this weekend, head to The Bronx to stuff your face. The Bronx Night Ma

This is a preview. It will become public when you start accepting investment.

OUR MISSION

The Bronx Burger Co. is a fast casual burger joint, family-friendly neighborhood restaurant, serving up some of NYC's best burgers, fries, shakes and beers. At the Bronx Burger Co, we pride ourselves on crafting the best burger using only the freshest, highest quality ingredients.



The burgers we serve start with all natural, never frozen Brisket & Chuck beef burger blend, & the most delicious veggie burger made in house, Never frozen ever! all on top of our potato roll made by Martins potato rolls which provide the best hamburger bun in the market.

Our guests can enjoy our traditional crispy French fries, and Truffle parmesan fries as a side order.

The company provides high quality product and service at an affordable price, placing the nutritional choices in the hands of consumers, who could have a tastier and healthier meal depending on their preferences.

This is a preview. It will become public when you start accepting investment.
THE TEAM

Alpha O. Bah
Founder
Born in West Africa, Alpha Oumar Bah "Omar" came to America for a better life and to support his family. After 3 months in the US, he started college full time pursuing a business management degree while working as a dishwasher. Through hard work and dedication, he worked his way up to Assistant General Manager in 2016. After earning his A.A.S in 2014, he joined Au Bon Pain working directly with the regional director of operations to help maintain brand standards across multiple locations in Manhattan and Westchester. He was approached by Ottomanelli's Butcher shop located in Queens, NY to consult and work with operations and grow the brand by implementing fresh ideas, which resulted in a 10% sales increase within 2 months. Furthermore, Omar worked for Melt Shop, a fast-casual grilled cheese shop based in NY. His role included overseeing operations for the multi-location brand as well as making quick turnaround improvements for stores in need of help. Currently Alpha Bah is a partner at GAI Chicken & Rice, a fast casual Thai concept and is also looking to start his next venture: THE BRONX BURGER CO.

This is a preview. It will become public when you start accepting investment.
COME HUNGRY!



THE BRONX BURGER CO. is not accepting investment.
View investment opportunities on Mainvest

Data Room

Intended Use of Funds

Target Raise   Maximum Raise

Store lease	$15,000
Equipment	$10,000
Restaurant build out	$40,000
Marketing	$6,000
Initial Inventory	$10,000
Initial Payroll	$8,000
Licenses & registrations	$5,000
Mainvest Compensation	$6,000
Total	**$100,000**

Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$613,200	$674,520	$721,736	$757,822	$780,556
Cost of Goods Sold	$90,000	$99,000	$105,929	$111,225	$114,561
Gross Profit	**$523,200**	**$575,520**	**$615,807**	**$646,597**	**$665,995**
EXPENSES					
Rent	$84,000	$86,100	$88,252	$90,458	$92,719
Utilities	$24,000	$24,600	$25,215	$25,845	$26,491
Salaries	$120,000	$132,000	$141,239	$148,300	$152,748
Insurance	$6,000	$6,150	$6,303	$6,460	$6,621
Equipment Lease	$12,000	$12,300	$12,607	$12,922	$13,245
Repairs & Maintenance	$10,000	$10,250	$10,506	$10,768	$11,037
Legal & Professional Fees	$12,000	$12,300	$12,607	$12,922	$13,245
Other fees	$48,000	$49,200	$50,430	$51,690	$52,982
Operating Profit	**$207,200**	**$242,620**	**$268,648**	**$287,232**	**$296,907**

This information is provided by THE BRONX BURGER CO.. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement   **2021 Balance Sheet**

Investment Round Status

Target Raise	$100,000
Maximum Raise	$107,000
Amount Invested	$0
Investors	0
Investment Round Ends	July 9, 2021

Summary of Terms

Legal Business Name	THE BRONX BURGER COMPANY LL
Investment Structure	Revenue Sharing No
Early Investor Bonus	1.8
Investment multiple for the first $50,000 invested	
Investment Multiple	1.6
Business's Revenue Share	11%-11.8
Minimum Investment Amount	$10
Repayment Schedule	Quarter
Securitization	Non
Maturity Date	April 1, 202

Financial Condition

THE BRONX BURGER CO. is not accepting investment.

View investment opportunities on Mainvest

The capital raised through Mainvest will make up the entirety of the THE BRONX BURGER CO.'s fundraising. However, THE BRONX BURGER CO. may require additional funds from alternate sources at a later date.

Forecasted milestones

THE BRONX BURGER CO. forecasts the following milestones:

Secure lease in **Bronx, NY** by **AUGUST, 2021**.
Hire for the following positions by **September , 2021**: **General Manager, Team Members**
Achieve **$600,000.00** revenue per year by **2022**.
Achieve **16-18%** profit per year by **2023**.

Risk Factors

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of THE BRONX BURGER CO. to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

THE BRONX BURGER CO. operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. THE BRONX BURGER CO. competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from THE BRONX BURGER CO.'s core business or the inability to compete successfully against the with other competitors could negatively affect THE BRONX BURGER CO.'s financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in THE BRONX BURGER CO.'s management or vote on and/or influence any managerial decisions regarding THE BRONX BURGER CO.. Furthermore, if the founders or other key personnel of THE BRONX BURGER CO. were to leave THE BRONX BURGER CO. or become unable to work, THE BRONX BURGER CO. (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which THE BRONX BURGER CO. and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, THE BRONX BURGER CO. is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

THE BRONX BURGER CO. might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If THE BRONX BURGER CO. is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt THE BRONX BURGER CO.

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crise

to operate. In the event THE BRONX BURGER CO. ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither THE BRONX BURGER CO. nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

THE BRONX BURGER CO. will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and THE BRONX BURGER CO. is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although THE BRONX BURGER CO. will carry some insurance, THE BRONX BURGER CO. may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at reasonable cost. Therefore, THE BRONX BURGER CO. could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect THE BRONX BURGER CO.'s financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of THE BRONX BURGER CO.'s management will coincide: you both want THE BRONX BURGER CO. to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want THE BRONX BURGER CO. to act conservative to make sure they are best equipped to repay the Note obligations, while THE BRONX BURGER CO. might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If THE BRONX BURGER CO. needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with THE BRONX BURGER CO. or management), which is responsible for monitoring THE BRONX BURGER CO.'s compliance with the law. THE BRONX BURGER CO. will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if THE BRONX BURGER CO. is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if THE BRONX BURGER CO. fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of THE BRONX BURGER CO., and the revenue of THE BRONX BURGER CO. can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of THE BRONX BURGER CO. to banks, commercial finance lenders, leasing and equip

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

Limited Operating History

THE BRONX BURGER CO. is a newly established entity and has no history for prospective investors to consider.

Real Estate Risk

THE BRONX BURGER CO. is still in the process of securing a location to lease, which will be necessary to conduct operations. To the exte THE BRONX BURGER CO. is unable to find and secure a location that is adequate, investors may lose some or all of their investment.

This information is provided by THE BRONX BURGER CO.. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.

This is a preview. It will become public when you start accepting investment.

Investor Discussion

THE BRONX BURGER CO. isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.

Blog

Press

Petitions

FAQ

Referral Program

Business Resource Center

Support Center

Educational Materials

About Us

Contact Us

Terms of Service

Privacy Policy

THE BRONX BURGER CO. is not accepting investment.
View investment opportunities on Mainvest